UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

MMA CAPITAL MANAGEMENT, LLC

(Exact name of Registrant as Specified in its Charter)

Delaware	52-1449733
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

621 East Pratt Street, Suite 600 Baltimore, Maryland	21202
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

(Title of each class to be so registered)	(Name of each exchange on which each class is to be registered)
Common Shares, no par value	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Registrant’s Securities to be Registered.

The following brief description of our common shares does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of our Amended and Restated Certificate of Formation and Operating Agreement (our “Operating Agreement”) and By-laws, copies of which are exhibits to prior filings of the registrant and incorporated herein by reference.

Our Operating Agreement does not limit the number of common shares that our board of directors may cause us to issue. We had 7,279,689 common shares outstanding at September 30, 2014. We may pay distributions to holders of our common shares on a pro rata basis when declared by our board of directors out of funds legally available therefor. Distributions to the holders of common shares are subject to preferences on the distributions on any preferred securities that we may issue in the future.

Upon our dissolution, liquidation or winding up, the holders of our common shares are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of any preferred securities that we may issue in the future. All of our outstanding common shares are fully paid and non-assessable. Holders of our common shares have no preemptive, conversion, sinking fund or cumulative voting rights. Our common shares are not redeemable, except pursuant to certain anti-takeover provisions we have adopted. The rights, preferences and privileges of holders of common shares are subject to the rights of the holders of any series of preferred securities that we may issue in the future.

The holders of our common shares are entitled to one vote per share. Except as provided below with respect to certain anti-takeover provisions, in order for holders of our common shares to approve a matter on which they are voting, the matter must receive the vote of more than 50% in interest of the common shares which are voted at a meeting at which a quorum of common shares is present.

Our Operating Agreement and By-laws set forth the relationship of the shareholders to the Registrant and to one another and the manner in which we will conduct our operations, much like the articles and bylaws of a Delaware corporation or the partnership agreement of a Delaware general or limited partnership. While, as a limited liability company, we are not subject to the Delaware General Corporation Law, the Delaware Limited Liability Company Act permits a limited liability company agreement to provide, and our Operating Agreement and By-laws do provide, that the management of a limited liability company shall be conducted by a board of directors and officers designated by the board and that the holders of shares in such limited liability company (as is the case with the holders of our common shares) be afforded rights that are substantially similar to those afforded holders of the common shares issued by a corporation organized under Delaware law.

Our Operating Agreement contains at least three groups of provisions that could have the effect of discouraging people from trying to acquire control of us. Those provisions are:

•If any person or group acquires 10% or more of our shares, that person or group cannot, with a very limited exception, (1) engage in a business combination with us (including an acquisition from us of more than 10% of our assets or more than 5% of our shares) within five years after the person or group acquires the 10% or greater interest, unless our Board approved the business combination or approved the acquisition of a 10% or greater interest in us before it took place, or the business combination is approved by two-thirds of the members of our Board and holders of two-thirds of the shares that are not owned by the person or group that owns the 10% or greater interest; or (2) engage in a business combination with us until more than five years after the person or group acquires the 10% or greater interest, unless the business combination is recommended by our Board and approved by holders of 80% of our shares or of two-thirds of the shares that are not owned by the person or group that owns the 10% or greater interest.

•If any person or group makes an acquisition of our shares that causes the person or group to be able to exercise one-fifth or more but less than one-third of all voting power of our shares, one-third or more but less than a majority of all voting power of our shares, or a majority or more of all voting power of our shares, the acquired shares will lose their voting power, except to the extent approved at a meeting by the vote of two-thirds of the shares not owned by the person or group, and we will have the right to redeem, for their fair market value, any of the acquired shares for which the shareholders do not approve voting rights.

•One third of our directors are elected each year to three-year terms.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares is Broadridge Corporate Issuer Solutions, Inc., PO Box 1342, Bentwood, NY 11717.

Item 2.	Exhibits.

Under the Instructions as to Exhibits with respect to Form 8-A, no exhibits are filed herewith or incorporated by reference because no other securities of the registrant are registered on The NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 6, 2014

MMA CAPITAL MANAGEMENT, LLC

By:	/s/ Michael L. Falcone
Michael L. Falcone
Chief Executive Officer and President